Exhibit 3.3

CERTIFICATE OF DESIGNATION, NUMBER, POWERS, PREFERENCES, AND RELATIVE, PARTICIPATING, OPTIONAL, AND OTHER RIGHTS AND THE QUALIFICATIONS, LIMITATIONS, AND RESTRICTIONS OF SERIES A PREFERRED STOCK

PARADISE MUSIC & ENTERTAINMENT, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

Paradise Music & Entertainment, Inc., a corporation organized and existing under the laws of the state of Delaware, hereby certifies as follows:

FIRST: The name of the corporation is Paradise Music & Entertainment, Inc. (the "Corporation"). The original Certificate of Incorporation of the Corporation was filed with the Delaware Secretary of State on July 18, 1996 and was amended by the filing of a Certificate of Amendment with the Delaware Secretary of State on April 8, 1999.

SECOND: The Certificate of Incorporation of the Corporation, as amended, authorizes the Corporation to issue, in addition to other capital stock, Five Million (5,000,000) shares of Preferred Stock having a par value of $0.01 each and expressly vests in the Board of Directors of the Corporation the authority to provide for, in one or more Series, the issuance of shares of Preferred Stock and, by filing a certificate pursuant to the General Corporation Law of the State of Delaware, to establish the number of shares to be included in each such series and to fix the designation, relative rights, preferences, qualifications, and limitations of the shares of each such series.

THIRD: The Board of Directors of the Corporation, acting pursuant to such authority, has adopted the following resolution establishing a series of Preferred Stock of the Corporation designated "Series A Preferred Stock" and establishing the number of shares to be included in such series, and fixing the relative rights, preferences, qualifications, and limitations thereof:

RESOLVED, that there is hereby established, out of the class of Preferred Stock that the Corporation has the authority to issue pursuant to its Certificate of Incorporation, as amended, a Series of Preferred Stock designated as "Series A Preferred Stock," with the powers, preferences, and relative participating,

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optional, or other rights, and the qualifications, limitations, and restrictions set forth in the Certificate of Designation attached hereto as Exhibit A.

FOURTH: Said resolution was adopted by unanimous written consent of the Board of Directors of the Corporation pursuant to Sections 141(f) and 151(a) of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by its Chairman this ___ day of December, 2005.

PARADISE MUSIC & ENTERTAINMENT, INC.

By: _____
Kelly T. Hickel, Chairman

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EXHIBIT A

A.   Two hundred eighty thousand (280,000) of the Corporation's shares of Preferred Stock that the Corporation shall have the authority to issue are hereby designated as "Series A Preferred Stock" (the "Series A Preferred").

B.   The rights, preferences, privileges, restrictions and other matters relating to the Series A Preferred are as follows.

1.   Dividend Rights.   The holder of each share of Series A Preferred authorized to be issued by the Board of Directors shall be entitled to receive, out of assets legally available for such purpose, when and as determined by the Board of Directors, before any distributions shall be declared, paid, or set aside, or any other distribution shall be declared or made, upon any other class or series of stock of the Corporation, or any sums shall be set aside for or applied to the purchase or redemption of any share of any other class or series of Stock of the Corporation, distributions in cash at the rate of $0.05 per share per calendar year during which such share of Series A Preferred shall have been authorized to be issued, such distributions to be pro rated for any fraction of a year (based on the number of days in such year) during which such share shall have been so authorized to be issued. Such dividend shall be paid on or before the 30th day (the "Dividend Payment Date") after the end of each calendar year. If any distributions payable on any share of the Series A Preferred shall not be paid for any reason, the right of the holders of such shares of Series A Preferred to receive payment of such distribution shall not lapse or terminate, but each such unpaid distribution (the "Unpaid Dividends") shall accumulate and shall be paid without interest to such holders, when and as authorized by the Board of Directors of the Corporation. No distribution shall be declared or paid or any other distribution declared, ordered or made upon any other class or series of stock of the Corporation other than the Series A Preferred, nor shall any sums be set aside for or applied to the purchase or redemption of any shares of any other class or series of stock of the Corporation other than the Series A Preferred, unless and until all Unpaid Dividends payable upon each issued and outstanding share of the Series A Preferred shall have been fully paid or a distribution shall have been declared and a sum sufficient for full payment of the Unpaid Dividends set apart therefor

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2. Voting Rights.

a. **Generally.** Except as otherwise provided herein or as required by law, the holders of the shares of the Series A Preferred shall vote with the holders of the shares of the Common Stock of the Corporation (and not as a separate class) at any annual or special meeting of stockholders of the Corporation, and may act by written consent in the same manner as the Common Stock, in either case upon the following basis: each holder of shares of Series A Preferred shall be entitled to such number of votes as shall be equal to the whole number of shares of Common Stock into which such holder's aggregate number of shares of Series A Preferred are convertible (pursuant to subsection 4 below) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent.

3. Liquidation Rights.

a. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any other class or series of stock of the Corporation, the holders of each share of Series A Preferred shall be entitled to be paid out of the assets of the Corporation legally available for such purpose, before any distributions shall be declared, paid, or set aside, or any other distribution shall be made, upon any other class or series of stock of the Corporation, an amount with respect to such share of Series A Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such share) equal to all Unpaid Dividends with respect to such share, without interest thereon, and no more.

b. If, upon any liquidation, dissolution or winding up, the assets of the Corporation shall be insufficient to make payment in full under paragraph a above to all holders of Series A Preferred, then such assets shall be distributed among the holders of Series A Preferred at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

4. Conversion Rights.
The holders of the Series A Preferred and the Corporation shall have the following rights with respect to the conversion of the Series A Preferred into shares of Common Stock:

a. **Optional Conversion.** Subject to and in compliance with the provisions of this subsection 4, any shares of Series A Preferred may, at the option of the holder,

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be converted at any time into fully-paid and nonassessable shares of Common Stock   The number of shares of Common Stock to which a holder of Series A Preferred shall be entitled upon conversion shall be the product obtained by multiplying the applicable "Conversion Rate" for such series then in effect (determined as provided in paragraph b below) by the number of shares of Series A Preferred, as applicable, being converted.

    b. **Conversion Ratio.** The conversion rate in effect at any time for conversion of the Series A Preferred shall be ten (10) shares of Common Stock for each share of Series A Preferred (the "Series A Preferred Conversion Ratio") subject to adjustment as set forth in paragraph c below.

    c. **Adjustment for Stock Splits and Combinations.** If the Corporation shall at any time or from time to time after the date on which the Board of Directors authorizes the issuance of any shares of Series A Preferred effect a subdivision of the outstanding Common Stock, the Series A Preferred Conversion Ratio in effect immediately before the subdivision shall be proportionately increased. Conversely, if the Corporation shall at any time or from time to time after the date on which the Board of Directors authorizes the issuance of any shares of Series A Preferred combine the outstanding shares of Common Stock into a smaller number of shares, the Series A Preferred Conversion Ratio in effect immediately before the combination shall be proportionately decreased   Any adjustment under this paragraph c shall become effective at the close of business on the date the subdivision or combination becomes effective.

    d. **Adjustment for Common Stock Dividends and Distributions.** If the Corporation at any time or from time to time after the date on which the Board of Directors authorizes the issuance of any shares of Series A Preferred makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, as applicable, in each such event the Series A Preferred Conversion Ratio that is then in effect shall be increased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the Series A Preferred Conversion Ratio then in effect by a fraction (i) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of

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shares of Common Stock issuable in payment of such dividend or distribution and (ii) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; *provided, however,* that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Preferred Conversion Ratio shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Preferred Conversion Ratio shall be adjusted pursuant to this paragraph d to reflect the actual payment of such dividend or distribution, if any.

        e.   **Adjustment for Reclassification, Exchange and Substitution.** If at any time or from time to time after the date on which the Board of Directors authorizes the issuance of any shares of Series A Preferred, the Common Stock issuable upon the conversion of such Series A Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this subsection 4), in any such event each holder of Series A Preferred shall have the right thereafter to convert the Series A Preferred held by such holder into the kind and amount of stock and other securities and property receivable in connection with such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which such shares of Series A Preferred could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustments as provided herein or with respect to such other securities or property by the terms thereof.

        f.   **Conversion by Corporation.** The Corporation may, at its option, convert all or less than all of the outstanding shares of Series A Preferred into such number of fully paid and nonassessable shares of Common Stock as shall be equal to the Conversion Ratio in effect at the close of business on the day immediately preceding the date selected by the Corporation for such conversion (the "Mandatory Series A Preferred Conversion Date") multiplied by the number of shares of Preferred issued and outstanding on the day immediately preceding the mandatory Series A Preferred Conversion Date. The Corporation shall exercise its option to convert the shares of the Series A Preferred by giving written notice (the "Corporate

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agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Upon surrender by any holder of the certificates formerly representing shares of Series A Preferred at the office of the Corporation or any transfer agent for the Series A Preferred, as applicable, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series A Preferred surrendered were convertible on the date on which such conversion occurred, and any Unpaid Dividends shall be paid in accordance with the provisions of subparagraph g(i) above.

        h.   **Fractional Shares.** No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A Preferred by a holder thereof shall be aggregated for purposes of determination whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock's fair market value (as determined by the Board) on the date of conversion.

        i.   **Reservation of Common Stock Issuable Upon Conversion.** The Corporation shall at all times keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series A Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Series A Preferred, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

        j.   **Notices.** Any notice required by the provisions of this subsection 4 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by telex, facsimile or other electronic written transmission, in each case with written confirmation of receipt, if sent during normal business hours of the recipient; if

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not, then on the next business day, (iii) on the date of first attempted delivery after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after timely deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt All notices to stockholders shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

        k.   **No Reissuance of Preferred Stock.** No share or shares of Series A Preferred acquired by the Corporation by reason of purchase, conversion, or otherwise shall be reissued.

        l.   **Issue Taxes.** The Corporation shall pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of Series A Preferred pursuant hereto; provided, that the Corporation shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

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